Scott F. Duggan 617.570.1572 sduggan@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

February 27, 2007

United States Securities and Exchange Commission
Office of Mergers & Acquisitions
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	DOV Pharmaceutical, Inc.
Schedule TO-I/A, filed February 15, 2007 File No. 005-78237

Ladies and Gentleman:

This letter is being furnished on behalf of DOV Pharmaceutical, Inc. (the “Company”) in response to comments in the letter dated February 22, 2007 (the “Letter”) from Daniel F. Duchovny of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule TO-I/A (the “Schedule TO-I/A”) that was filed with the Commission on February 15, 2007.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is being sent under separate cover to Daniel F. Duchovny of the Commission.

Offer to Exchange

2.
We reissue comment 6. While your response indicates you will not borrow any funds and that there are no financing conditions, the disclosure required by Item 1007(a) and (b) does not appear to be included in your offer document. Please revise.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 1 of Amendment No. 2.

United States Securities and Exchange Commission
February 27, 2007

Summary of Exchange Offer, page 12

3.
We note your response to comment 8. Please revise your offer document to affirmatively state that the holders of series D preferred stock will not have any registration rights and, if true, that you do not intend to register the resale of those securities.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 2 of Amendment No. 2.

Summary of Historical Consolidated Financial Data and Pro Forma Data, page 19

4.	We reissue comment 9 with respect to the disclosure required by Item 1010(b)(2) of Regulation M-A.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment to include the Company’s pro forma ratio of earnings to fixed charges for the most recent fiscal year and latest interim period as required by Item 1010(b)(2), in addition to the unaudited pro forma statement of operations and earnings per share data for such periods that are already set forth in the Offer Documents. Please see numbered paragraph 3 of Amendment No. 2.

Interests of Directors, Executive Officers, page 56

5.
We reissue comment 12. We note your revision to exclude the company from the qualified language. It is still unclear, however, what prevents you from knowing and disclosing the information with respect to your own officers and directors. Please explain or delete the qualifier.

RESPONSE: The Company has deleted the qualifier in the Offer to Exchange in response to the Staff’s comments. Please see numbered paragraph 4 of Amendment No. 2.

Material U.S. Federal Income Tax Consideration, page 96

6.
We reissue comment 14. It does not appear that your disclosure constitutes a covered opinion under the circular. First, the disclosure is being made by the filing person, which presumably does not fall within the definition of “tax advisor” for purposes of the Circular. Second, it appears that section 10.35(b)(2)(ii)(B)(3) specifically carves out written advice included in document required to be filed with the Securities and Exchange Commission. Please delete the legend here and in your letter of transmittal

RESPONSE: The Company has deleted the legend in the Offer to Exchange and in the Letter of Transmittal in response to the Staff’s comments. Please see numbered paragraph 5 of Amendment No. 2 and the Letter of Transmittal amendment in Amendment No. 2.

United States Securities and Exchange Commission
February 27, 2007

If you require any additional information, please telephone the undersigned at (617) 570-1572.

Sincerely,

/s/ Scott F. Duggan
Scott F. Duggan

cc:	Barbara Duncan, DOV Pharmaceutical, Inc.
Lou Januzzi, DOV Pharmaceutical, Inc.